                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  )*



                           NPS PHARMACEUTICALS, INC.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $.001 par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                   62936P103
        _______________________________________________________________
                                (CUSIP Number)

                              George A. Vandeman
                            One Amgen Center Drive,
                    Thousand Oaks, California   91320-1789
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 22, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-7(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 62936P103                                       PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      AMGEN INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      NC
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,000,000 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,000,000 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,000,000 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.11%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------

Item 1.  Security and Issuer
------

     This statement is filed under Section 13(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and relates to shares of Common Stock of $0.001 par value ("Common Stock"), of NPS Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The Principal executive offices of the Issuer are located at 420 Chipeta Way, Salt Lake City, Utah, 84108-1256.


Item 2.  Identity and Background
------

1.      (a)   Reporting Person:        Amgen Inc. ("Amgen")

        (b)   Place of Organization:   Delaware

        (c)   Principal Business:      Pharmaceuticals

              Principal Business Address:

              Amgen Inc.
              One Amgen Center Drive
              Thousand Oaks, CA  91320-1799

              Principal Office:  (See above address)

        (d)   See 2(d) and (e) below


2.      (a)  Enumerated Persons:

          The executive officers and directors of Amgen are as follows:

              Name                       Position Held with Amgen
              ----                       ------------------------

          Mr. Gordon M. Binder           Chairman of the Board;
                                         Chief Executive Officer

          Mr. Kevin W. Sharer            President, Chief Operating
                                         Officer, member of the Board

          Dr. N. Kirby Alton             Senior Vice President -
                                         Development

          Mr. Stanley M. Benson          Senior Vice President - Sales and
                                         Marketing

          Ms. Kathryn E. Falberg         Senior Vice President - Finance and
                                         Chief Financial Officer

          Dr. Dennis M. Fenton           Senior Vice President - Operations

          Mr. Edward F. Garnett          Vice President - Human Resources

          Mr. Daryl D. Hill              Senior Vice President - Quality
                                         and Compliance

          Dr. George Morstyn             Vice President, Product
                                         Development and Chief Medical
                                         Officer

          Mr. Steven M. Odre             Vice President - Intellectual Property
                                         and Associate General Counsel

          Dr. Lawrence M. Souza          Senior Vice President - Research

          Mr. George A. Vandeman         Senior Vice President - Corporate
                                         Development, General Counsel
                                         and Secretary

          Mr. William K. Bowes, Jr.      Director

          Mr. Jerry D. Choate            Director

          Mr. Frederick W. Gluck         Director

          Mr. Franklin P. Johnson, Jr.   Director

          Mr. Steven Lazarus             Director

          Dr. Gilbert S. Omenn           Director

          Ms. Judith C. Pelham           Director

     (b)  Business address:

          The business address of the above named individuals are as follows:

          Binder, Sharer, Benson,        Amgen Inc.
          Fenton, Garnett, Hill, Messrs  One Amgen Center Drive
          Odre, Souza and Vandeman;      Thousand Oaks, CA  91320-1799
          Ms. Falberg, Drs. Alton,
          Morstyn, and Souza

          Mr. Bowes                      U.S. Venture Partners
                                         2180 Sand Hill Road, Suite 300
                                         Menlo Park, California  94025

          Mr. Choate                     Allstate Insurance Company
                                         2775 Sanders Road, Suite F9
                                         Northbrook, Illinois  60062

          Mr. Gluck                      743 San Ysidro Road
                                         Santa Barbara, California  93108

          Mr. Johnson                    Asset Management Partners
                                         2275 East Bayshore Road
                                         Suite 150
                                         Palo Alto, California  94303

          Mr. Lazarus                    ARCH Venture Partners, L.P.
                                         O'Hare Plaza
                                         8735 W. Higgins Road
                                         Suite 235
                                         Chicago, Illinois  60631

          Dr. Omenn                      University of Michigan
                                         Health System
                                         1301 Catherine Drive
                                         Room M7324
                                         Ann Arbor, Michigan  48109

          Ms. Pelham                     Mercy Health Services
                                         34605 Twelve Mile Road
                                         Farmington Hills, Michigan  48331

     (c)  Principal Employment, Name of Employer, Principal Business:

          Binder, Sharer, Benson, Fenton, Garnett, Hill, Messrs, Odre, and Vandeman, Ms. Falberg, Drs. Alton, Morstyn and Souza are employed by Amgen Inc. in the capacities named above.

          Mr. Bowes is a general partner of U.S. Venture Partners, a venture capital investment entity, whose address is given above.

          Mr. Choate is the Chairman and Chief Executive Officer of Allstate Insurance Company whose address is given above.

          Mr. Gluck is the retired Vice Chairman of Bechtel Group, Inc. whose address is given above.

          Mr. Johnson is a general partner of Asset Management Partners, a venture capital limited partnership, whose address is given above.

          Mr. Lazarus is the managing general partner of ARCH Venture Partners, L.P., an early stage venture capital partnership, whose address is given above.

          Dr. Omenn is the Executive Vice President for Medical Affairs for the University of Michigan Health System, whose address is given above.

          Ms. Pelham is President and Chief Executive Officer of Mercy Health Services, a unified system of institutions, programs and services, whose address is given above.



     (d) & (e) During the last five years, neither Amgen, nor, to the best of its knowledge, any of its executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) With the exception of Dr. George Morstyn, who is a citizen of Australia, all of the persons enumerated above are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
------

NA


Item 4.  Purpose of the Transaction
------

          As set forth below in Item 6, the Shares were purchased on March 22, 1996 in connection with the Development and License Agreement Dated March 18, 1996, effective December 27, 1995, between the Issuer and Amgen (the "License Agreement") and pursuant to the terms of the Stock Purchase Agreement made as of March 18, 1996 between the Issuer and Amgen (the "Stock Purchase Agreement").

          Amgen has no present plan or proposal which relates to or would result in any of the outcomes covered in subsections (a) through (j) of this Item 4. Further, as described below in Item 6, pursuant to the standstill provisions of the Stock Purchase Agreement, unless certain circumstances have occurred, Amgen is restricted from participating in activities that would result in any of the outcomes covered in subsections (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer
------

(a) As of the date of this Schedule 13D, Amgen beneficially owns 1,000,000 shares of the Issuer's Common Stock (the "Shares") which is approximately 8.11% of the outstanding shares of the Issuer's Common Stock as identified in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

(b) Amgen has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Shares.

(c) There were no other transactions in the Common Stock of the Issuer that were effected during the past sixty days by Amgen.

(d) To the best knowledge of Amgen, no person other than Amgen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e)  NA

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with
------
         Respect to Securities of the Issuer

License Agreement.

          On March 18, 1996, Amgen and the Issuer entered into the License Agreement, effective December 27, 1995, which agreement is incorporated by reference hereto as Exhibit 10.1, which grants Amgen the exclusive right to develop and commercialize compounds for the treatment of hyperparathyroidism and indications other than osteoporosis worldwide, excluding Japan, China, Korea and Taiwan. Separately and also on March 18, 1996, and in connection with the License Agreement, Amgen and the Issuer entered into the Stock Purchase Agreement, which agreement is incorporated by reference hereto as Exhibit 10.2, pursuant to which Amgen agreed to purchase the Shares at the price of the Issuer's Common Stock in November 1995 (when the License Agreement was negotiated) for an aggregate purchase price of $7.5 million.

Stock Purchase Agreement.

          Under the Stock Purchase Agreement, Amgen has certain rights and restrictions with respect to both the Shares and the securities of the Issuer. On March 20, 1996, pursuant to the Stock Purchase Agreement, the Issuer filed a shelf registration statement on form S-3 for the exclusive use of Amgen to register the Shares which the Issuer, pursuant to the terms of the Stock Purchase Agreement, shall keep effective until March 22, 1999. Under such registration statement and with the occurrence of certain circumstances, the issuer may enforce suspension or holdback periods, which may remain in force up to 120 days or 135 days, respectively, during which Amgen may not dispose of any of the Shares.

          Stock Purchase Agreement Standstill Provisions.

               Also under the Stock Purchase Agreement, Amgen has agreed to certain other restrictions on its actions consistent with their investment in the Issuer. Until the earlier of (a) March 22, 2001, (b) the occurrence of certain changes in control of the Issuer or (c) Amgen ceasing to own 5% of the outstanding voting securities of the Issuer, Amgen and/or its affiliates, shall not, without the prior approval of the Issuer's Board of
     Directors: (i) acquire more than 20% of the total voting power of the Issuer; (ii) solicit proxies with respect to such securities; (iii) take actions to convene shareholders of the Issuer; (iv) propose any tender or exchange offer for securities of the Issuer, a merger, recapitalization or other extraordinary corporate transaction; (v) deposit Issuer securities into a voting trust or subject the Issuer securities to voting agreements, or grant any proxy with respect to the Issuer securities; or (vi) form, join or participate in a group for the purpose of acquiring, holding, voting or disposing of Issuer securities.

The Stock Purchase Agreement also contemplated registration rights. Such registration rights have expired.


ITEM 7.  Material to be Filed as Exhibits
------

Exhibit 10.1: Development and License Agreement Dated March 18, 1996 Between NPS Pharmaceuticals, Inc. and Amgen Inc.*

Exhibit 10.2: Stock Purchase Agreement Made as of March 18, 1996 Between NPS Pharmaceuticals, Inc. and Amgen Inc.*



--------------------------------------------------------------------------------
* Incorporated by reference from NPS Pharmaceuticals, Inc. Form 10-K/A
Amendment No. 2 for the fiscal year ended December 31, 1995. Such exhibits were granted and subject to confidential treatment.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 22, 1998

                                    AMGEN INC.



                                    BY: /s/ Kathryn E. Falberg
                                        ----------------------------------
                                        Kathryn E. Falberg
                                        Senior Vice President, Finance
                                        and Chief Financial Officer

                                 EXHIBIT INDEX


Exhibit        Description                          Sequential
Number         --------------                          Page
----------                                            Number
                                                   --------------

10.1 Development and License Agreement dated as of March 18, 1996 Between NPS Pharmaceuticals,
               Inc. and Amgen Inc. *

10.2           Stock Purchase Agreement made as of March 18,
               1996 Between NPS Pharmaceuticals, Inc. and Amgen
               Inc. *



--------------------------------------------------------------------------------
* Incorporated by reference from NPS Pharmaceuticals, Inc. Form 10-K/A
Amendment No. 2 for the fiscal year ended December 31, 1995.